Exhibit 99.2
SHAREHOLDER AGREEMENT
     This Shareholder Agreement (as may be amended or restated from time to time, this “Agreement”) is made and entered into as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Company”), and Hanwha Solar Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (including its successors, assigns and permitted transferees, the “Investor”).
     This Agreement is made pursuant to the Share Purchase Agreement, dated as of the date of this Agreement, by and between the Company and the Investor (the “Purchase Agreement”).
     Now, Therefore, in Consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement will have the meanings given to such terms in the Purchase Agreement. As used in this Agreement, the following terms will have the following meanings:
          “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405.
          “Agreement” has the meaning set forth in the preamble to this Agreement.
          “American Depositary Shares” means the American Depositary Shares of the Company, each representing five Ordinary Shares, and any other class of securities into which such securities may hereafter be reclassified or changed.
          “Applicable Period” has the meaning set forth in Section 2.6(a).
          “Associate” has the meaning given to such term in Rule 12b-2 under the Exchange Act.
          “Audit Committee” has the meaning set forth in Section 3.2(a)(i).
          “Beneficially Own,” “Beneficial Owners” and “Beneficial Ownership” have the meanings given to such terms in Rule 13d-3 under the Exchange Act; provided, however, that Beneficial Ownership under Rule 13d-3(d)(1)(i) will be determined based on whether a Person has a right to acquire Beneficial Ownership irrespective of whether such right is exercisable within sixty (60) days of the time of determination. For purposes of this Agreement, the Investor or its Affiliates, as applicable, will be deemed to Beneficially Own the Ordinary Shares issued under the Share Lending Agreement.
          “Beneficial Ownership Percentage” means, as of any time, the percentage obtained by dividing (a) the number of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) and Share Equivalents of which the Investor and its Affiliates are the Beneficial Owners as of such time, by (b) the total number of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of such time.
          “Blue Sky” means the statutes of any State of the United States regulating the sale of corporate securities within that state.
          “Board” means the board of directors of the Company.
          “Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the PRC, Hong Kong, Seoul, the Republic of Korea or the Cayman Islands are authorized or required by law or other governmental action to close.
          “Closing” has the meaning set forth in the Purchase Agreement.
          “Closing Date” has the meaning set forth in the Purchase Agreement.
          “Commission” means the United States Securities and Exchange Commission.
          “Committee” and “Committees” have the meanings set forth in Section 3.2(a)(i).
          “Committee Observer” has the meaning set forth in Section 3.2(b)(ii).
          “Company” has the meaning set forth in the preamble to this Agreement.
          “Company Notice” has the meaning set forth in Section 3.1(b).
          “Compensation Committee” has the meaning set forth in Section 3.2(a)(i).
          “Confidential Information” has the meaning set forth in Section 3.10(a).
          “Damages” has the meaning set forth in Section 2.8(a).
          “Demand Registration” has the meaning set forth in Section 2.2(a).
          “Eligible Amount” has the meaning set forth in Section 3.1(a).
          “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as from time to time in effect.
          “Excluded Committees” has the meaning set forth in Section 3.2(b)(i).

          “Excluded Securities” means: (a) securities issued pursuant to stock splits, stock dividends or similar transactions; (b) Ordinary Shares or Share Equivalents issued to employees, consultants, officers or directors of the Company pursuant to any duly adopted equity incentive or equity compensation plan, to the extent approved by the Board or a committee of non-employee directors established for such purpose; (c) securities issued upon the exercise, exchange or conversion of any securities issued or issuable under the Purchase Agreement and/or other Share Equivalents issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities (other than as otherwise permitted by clause (a) and (b) above); or (d) securities issued, sold or exchanged pursuant to a merger, consolidation, acquisition or similar business combination.
          “FINRA” means the Financial Industry Regulatory Authority, Inc. or any successor entity or entities.
          “Force Majeure” means the following acts or omissions provided that they are beyond the direct control of the Company: an act of God, an act of war, terrorism, natural disaster or prolonged and systematic failure of communication or electrical services. Force Majeure will not include any act or omission by the Commission or Nasdaq.
          “Form F-3” means such form under the Securities Act as in effect on the date of this Agreement or any successor registration form under the Securities Act subsequently adopted by the Commission which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.
          “Governmental or Regulatory Authority” means any national government, any state, provincial, local or other political subdivision thereof, any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality, including FINRA and Nasdaq, of any jurisdiction in which a Person conducts business or operations.
          “Group” has the meaning given to such term as is used in and construed under Section 13(d)(3) of the Exchange Act.
          “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
          “Indenture” means that certain Indenture, dated as of January 28, 2008, by and between the Company, as Issuer, and The Bank of New York, as Trustee, as Conversion Agent and as Principal Paying Agent, for the Notes.
          “Independent Director” and “Independent Directors” have the meanings set forth in Section 3.2(a)(iii).
          “Investor” has the meaning set forth in the preamble to this Agreement.
          “Investor Director” has the meaning set forth in Section 3.2(a)(ii).

          “Lien” has the meaning set forth in the Purchase Agreement.
          “Loaned Shares” has the meaning set forth in the Purchase Agreement.
          “Make-Whole Change in Control” means a “make-whole change in control” pursuant to the Indenture, as such term is defined in the Indenture as of the date of this Agreement.
          “Maximum Amount” has the meaning set forth in Section 3.1(a).
          “Nasdaq” means the Nasdaq Stock Market, LLC.
          “Nominating Committee” has the meaning set forth in Section 3.2(a)(i).
          “Notes” means the Company’s 3.5% Convertible Senior Notes Due 2018.
          “Notice Deadline” has the meaning set forth in Section 3.1(b).
          “Offered Securities” has the meaning set forth in Section 3.1(a).
          “Ordinary Shares” means the ordinary shares of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.
          “Organizational Documents” has the meaning set forth in the Purchase Agreement.
          “Other Indemnitees” has the meaning set forth in Section 2.8(b).
          “Parties” means collectively the Company and the Investor. Each of the Parties will be referred to individually as a “Party.”
          “Period” has the meaning set forth in Section 3.5.
          “Person” means an individual or corporation, company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental or Regulatory Authority or other entity of any kind.
          “Policies” has the meaning set forth in Section 3.2(a)(ii).
          “PRC” means the People’s Republic of China, but solely for the purposes of this Agreement excluding Hong Kong, Macau Special Administrative Region and the island of Taiwan.
          “Prior Registration Rights Agreement” has the meaning set forth in Section 2.10.
          “Pro Rata Share” has the meaning set forth in Section 3.1(a).

          “Proceeding” has the meaning set forth in the Purchase Agreement.
          “Prospectus” means the prospectus included in a Registration Statement, including any preliminary Prospectus, any free-writing Prospectus, and any such Prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference, or deemed to be incorporated by reference, therein.
          “Public Offering” means, in the case of an offering in the United States, an underwritten public offering of equity securities of a Person pursuant to an effective registration statement under the Securities Act and, in the case of an offering in any other jurisdiction, a widely distributed underwritten offering of equity securities of a Person in which both retail and institutional investors are eligible to buy in accordance with the securities laws of such jurisdiction.
          “Purchase Agreement” has the meaning set forth in the preamble to this Agreement.
          “Registrable Securities” means all the Ordinary Shares Beneficially Owned by the Investor and its Affiliates as of the Closing, after giving effect to all transactions contemplated under the Purchase Agreement and the Selling Shareholder Purchase Agreements, and any securities issued or issuable upon any conversion, stock split, dividend or other distribution, recapitalization or similar event with respect to, in exchange for or in replacement of, the foregoing (including pursuant to any successive conversion, stock split, dividend or other distribution, recapitalization or similar event); provided, however, that Registrable Securities will cease to be Registrable Securities upon the earlier of (i) when all Registrable Securities proposed to be sold by the Investor or its Affiliates may then be sold pursuant to Rule 144 without any limitations, and (ii) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement; provided, further, that “Registrable Securities” will exclude in all cases any Registrable Securities transferred by the Investor or any other Person in a transaction in accordance with Rule 144 or otherwise such that a subsequent transfer of such securities would not require a holding period or registration.
          “Registration” means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement, and the terms “Register” and “Registered” have meanings correlative with the foregoing.
          “Registration Expenses” means all expenses, other than underwriting discounts and commissions, incurred by the Company in complying with Section 2.2 or Section 2.3, including, without limitation, all Registration, qualification and filing fees, printing expenses, fees and disbursements of counsels for the Company, Blue Sky fees and expenses, the expense of any special audits incident to or required in connection with any Registration, and, in the case of any Demand Registration, reasonable fees and disbursements of one special counsel for the Investor in an amount not to exceed Twenty-Five Thousand Dollars ($25,000) per Demand Registration and Seventy-Five Thousand Dollars ($75,000) in the aggregate.

          “Registration Statement” means a registration statement prepared on Forms S-1, S-3, F-1, F-3 or F-6 under the Securities Act, or on any comparable form in connection with registration in a jurisdiction other than the United States.
          “Representatives” has the meaning set forth in Section 3.10(a).
          “Restricted Period” means the period commencing at the Closing and ending on the one (1) year anniversary of the Closing Date.
          “Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 145” means Rule 145 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 158” means Rule 158 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Rule 501” means Rule 501 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such rule.
          “Sale” means, in respect of any Ordinary Shares or Share Equivalents, any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in a security or any other action or position otherwise reducing or transferring risk related to ownership through hedging or other derivative instruments (including any total return swap or similar arrangements), whether voluntarily or by operation of law or any agreement or commitment to do any of the foregoing.
          “Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as from time to time in effect.
          “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement.
          “Selling Shareholder Purchase Agreements” has the meaning set forth in the Purchase Agreement.
          “Share Equivalents” means any American Depositary Shares and other securities of the Company that would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or other securities that entitle the holder to receive, directly or indirectly, Ordinary Shares.
          “Share Lending Agreement” has the meaning set forth in the Purchase Agreement.
          “Share Registrar” means Maples Finance Limited, the principal share registrar of the Company, with a mailing address of c/o Maples Finance Asia Limited, 25/F, 100 Queen’s Road Central, Hong Kong, Attn: Derek Tsoi and a facsimile number of +852 3470 9028, and any successor principal share registrar of the Company.
          “Subsidiary” has the meaning set forth in the Purchase Agreement.
          “Subsidiary Board” has the meaning set forth in Section 3.2(f).
          “Subsidiary Committee” has the meaning set forth in Section 3.2(f).
          “Third Party Announcement” has the meaning set forth in Section 3.7(a).
          “Transaction Documents” means this Agreement, the Purchase Agreement, the Share Lending Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereby.
          “Underwriters’ Representative” has the meaning set forth in Section 2.2(e)(ii).
ARTICLE II
REGISTRATION
          2.1 Registration Rights; Applicability of Rights. The Investor will be entitled to the following rights with respect to any potential public offering of American Depositary

Shares in the United States and will be entitled to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange subject to applicable Law.
          2.2 Demand Registration.
               (a) Request for Registration on Form other than Form F-3. If the Company receives from the Investor a request in writing that the Company effect any Registration with respect to the Registrable Securities held by the Investor then outstanding having an anticipated aggregate offering price of at least Fifteen Million Dollars ($15,000,000), and the Company is not eligible to file a Registration Statement on Form F-3, subject to the terms of this Agreement, the Company will, as soon as reasonably practicable, use its commercially reasonable efforts to prepare and file with the Commission a Registration Statement on a form other than Form F-3 (or any comparable form for a Registration for an offering in a jurisdiction other than the United States) covering those Registrable Securities (“Demand Registration”) for which the Investor has requested Registration, subject to limitations of this Section 2.2. The Company will not be obligated to take any action to effect any Registration pursuant to this Section 2.2(a): (i) after the Company has effected three (3) Registrations pursuant to this Section 2.2(a) and such Registrations have been declared or ordered effective (and have not been subject to a “stop order” or otherwise withdrawn); (ii) if the Company has effected two (2) Registrations pursuant to this Section 2.2(a) during the prior twelve (12)-month period; or (iii) if the Investor proposes to dispose of shares of Registrable Securities that may be immediately Registered on Form F-3 pursuant to a request made pursuant to this Section 2.2(a). The substantive provisions of Section 2.2(e) will be applicable to the Registration initiated under this Section 2.2(a).
               (b) Request for Registration on Form F-3. If the Investor requests in writing that the Company file a Registration Statement on Form F-3 (or any comparable form for a Registration in a jurisdiction other than the United States) for a public offering of shares of Registrable Securities, the reasonably anticipated aggregate price to the public of which would not be less than Ten Million Dollars ($10,000,000), and the Company is a registrant entitled to use Form F-3 (or any comparable form for a Registration for an offering in a jurisdiction other than the United States) then the Company will use its commercially reasonable efforts to prepare and file with the Commission a Registration Statement on Form F-3 covering such Registrable Securities in an offering to be made pursuant to Rule 415. The substantive provisions of Section 2.2(e) will be applicable to each Registration initiated under this Section 2.2(b). In the event that the Company is unable to Register all of the Registrable Securities pursuant to Rule 415 due to limits imposed by the Commission’s interpretation of Rule 415, the Company will use its commercially reasonable efforts to file a Registration Statement under the Securities Act with the Commission covering the registration by the Investor of such lesser amount of the Registrable Securities as the Company is able to Register pursuant to the Commission’s interpretation of Rule 415 and, when permitted to do so by the Commission, to file subsequent Registration Statement(s) under the Securities Act with the Commission covering the registration of any Registrable Securities that were omitted from the previous Registration Statement(s).

               (c) Right of Deferral. Notwithstanding the foregoing, the Company will not be obligated to file a Registration Statement pursuant to this Article II:
                    (i) within one hundred eighty (180) days after the effective date of any Registration Statement pertaining to the securities of the Company (other than a registration of securities in a transaction under Rule 145 or with respect to an employee benefit or similar plan); or
                    (ii) if the Company furnishes to the Investor a certificate, signed by the chief executive officer (if any), president or chief financial officer of the Company, stating that in the good faith judgment of the Independent Directors it would be materially detrimental to the Company or its shareholders for a Registration Statement to be filed in the near future, then the Company’s obligation to use its commercially reasonable efforts to file a Registration Statement will be deferred for a period not to exceed ninety (90) days from the receipt by the Company of the Investor’s request to file such Registration Statement; provided that the Company will not exercise the right to delay a request contained in this Section 2.2(c)(ii) for more than ninety (90) days in the aggregate in any twelve (12)-month period; and provided further that during such deferment period(s), the Company will not file a Registration Statement with respect to any public offering of securities of the Company.
               (d) Registration of Other Securities in Demand Registration. Any Registration Statement filed pursuant to the request of the Investor under this Article II may, subject to the provisions of Section 2.2(e), include securities of the Company other than Registrable Securities. If the Company, officers or directors of the Company holding securities other than the Registrable Securities or holders of securities other than the Registrable Securities, request inclusion of other securities of the Company held thereby in the Registration, the Investor, to the extent it deems advisable, may, in its sole discretion offer to any or all of the Company, those officers or directors and the holders of securities other than the Registrable Securities, that their securities be included in the underwriting and may condition that offer on the acceptance by those Persons of the terms of this Article II.
               (e) Underwriting in Demand Registration.
                    (i) Notice of Underwriting. If the Investor intends to distribute the Registrable Securities covered by its request by means of an underwriting, it will so advise the Company as a part of its request made pursuant to this Article II, and will include that information in the written notice referred to in Section 2.2(a) or 2.2(b), as applicable. The right of the Investor to Registration pursuant to this Article II will be conditioned upon the Investor’s agreement to participate in the underwriting and the inclusion of the Investor’s Registrable Securities in the underwriting to the extent provided herein.
                    (ii) Selection of Underwriter in Demand Registration. The Company will, together with the Investor, enter into an underwriting agreement in customary form with the underwriter or, if more than one, the lead underwriter acting as the representative of the underwriters (the “Underwriters’ Representative”) selected for the underwriting by the Company, subject to the consent of the Investor, which consent will not be unreasonably withheld, conditioned or delayed; provided that the Company will request that no underwriter(s)

requires the Investor to make any representations or warranties to, or agreement with, any underwriter(s) in a Registration other than customary representations, warranties and agreements typically given by selling shareholders in similar transactions.
                    (iii) Marketing Limitation in Demand Registration. Notwithstanding any other provision of this Article II, in the event the Underwriters’ Representative advises the Board and the Investor in writing that market factors (including, without limitation, the aggregate number of American Depositary Shares requested to be Registered, the general condition of the market, and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of shares to be underwritten, then the Company will so advise the Investor in writing, and the number of shares of Registrable Securities that may be included in the Registration and underwriting will be reduced by the number allocated among all Persons with a contractual right to include securities of the Company in the Registration on a pro rata basis based on the number indicated by the Underwriters’ Representative and the Company (as applicable); provided, however, that: (i) the number of shares of Registrable Securities to be included in any such underwriting held by the Investor will not be reduced unless all other securities of any other Person who does not have a contractual right that is senior to or pari passu with the Investor’s right to have its securities included in such registration are first entirely excluded from the underwriting; (ii) the number of shares of Registrable Securities held by the Investor that are to be included in any such underwriting will not be reduced such that the percentage of securities included in the underwriting on behalf of the Investor is less than the Beneficial Ownership Percentage; and (iii) after the two (2)-year anniversary of the Closing Date, the underwriting will not include any securities registered on behalf of the Company without the written consent of the Investor. Any Registrable Securities or other securities excluded from the underwriting by reason of this Section 2.2(e)(iii) will be withdrawn from the Registration.
                    (iv) Right of Withdrawal in Demand Registration. In the event (i) the number of the Registrable Securities included in any such underwriting is reduced pursuant to Section 2.2(e)(iii) to less than sixty percent (60%) of the number of the Registrable Securities requested to be included by the Investor, or (ii) the Investor disapproves of the terms of the underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the Underwriters’ Representative proposing to distribute its securities through the underwriting; provided that, in the case of clause (ii), notice of withdrawal is delivered to the Company by the later of (A) fifteen (15) days prior to the effective date of the Registration Statement, or (B) five (5) Business Days from the date the terms of the underwriting are determined and communicated to the Investor in writing. The securities so withdrawn will also be withdrawn from the Registration Statement.
               (f) Other Securities Laws in Demand Registration. In the event of any Registration pursuant to this Article II, the Company will exercise its commercially reasonable efforts to Register and qualify the securities covered by the Registration Statement under the securities laws of any other jurisdictions as reasonably determined by the Independent Directors, except for any particular jurisdiction (other than the United States or any jurisdiction in which the Registrable Securities are being proposed to be listed) in which the Company would be required solely as a result of such Registration and qualification to become subject to taxation, be required to qualify to do business in, or execute a general consent to service of process in effecting such Registration and qualification, unless the Company is already subject to taxation, has already qualified to do business in or is already subject to service of process in such jurisdiction, respectively.
          2.3 Unlimited Piggyback Registration.
               (a) Notice of Piggyback Registration and Inclusion of Registrable Securities. Subject to the terms of this Agreement (including, without limitation, Section 3.8(c)), if the Company decides to Register any of its Ordinary Shares or American Depositary Shares (either for its own account, for the account of a security holder or both), the Company will (i) as soon as reasonably practicable give the Investor written notice thereof (which will include a list of the jurisdictions in which the Company intends to attempt to qualify those securities under the applicable Blue Sky or other securities laws), and (ii) include in that Registration (and any related qualification under Blue Sky laws and other securities laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request delivered to the Company by the Investor within ten (10) Business Days after delivery of the written notice from the Company.
               (b) Underwriting in Piggyback Registration.
                    (i) Notice of Underwriting in Piggyback Registration. If the Registration of which the Company gives notice is for a Public Offering, the Company will so advise the Investor as a part of the written notice given pursuant to Section 2.3(a). In this event, the right of the Investor to Registration will be conditioned upon the Investor’s agreement to participate in the underwriting and the inclusion of the Investor’s Registrable Securities in the underwriting, to the extent provided in this Section 2.3. In the event the Investor proposes to distribute its securities through such underwriting (together with the Company and the other holders distributing their securities through the underwriting), the Investor will enter into an underwriting agreement in customary form with the Underwriters’ Representative for such offering; provided that the Company will request that no underwriter(s) requires the Investor to make any representations or warranties to, or agreement with, any underwriter(s) in a Registration other than customary representations, warranties and agreements typically given by selling shareholders in similar transactions.
                    (ii) Marketing Limitation in Piggyback Registration. In the event the Underwriters’ Representative advises the Investor seeking Registration of Registrable Securities pursuant to this Section 2.3 in writing that market factors (including, without limitation, the aggregate number of Ordinary Shares requested to be Registered, the general condition of the market and the status of the Persons proposing to sell securities pursuant to the Registration) require a limitation of the number of shares to be underwritten, the Underwriters’ Representative (subject to the allocation priority set forth in Section 2.3(b)(iii)) may limit the number of shares of Registrable Securities to be included in the Registration and underwriting.
                    (iii) Allocation of Shares in Piggyback Registration. In the event that the Underwriters’ Representative limits the number of shares to be included in a Registration pursuant to Section 2.3(b)(ii), the number of Registrable Securities to be included in the Registration will be allocated, FIRST, to the Company; SECOND, to the Investor (if the

Investor is requesting inclusion of its Registrable Securities in such Registration Statement) and all Persons with a contractual right to include securities of the Company in the Registration (to the extent such rights are senior to or pari passu with the Investor’s rights), on a pro rata basis; and THIRD, to any other shareholders of the Company requesting inclusion of their shares in the Registration; provided, however, that the number of Registrable Securities to be included in any such underwriting held by the Investor will not be reduced unless all shares that are not being registered by the Company, Registrable Securities or securities held by all Persons who, pursuant to a binding agreement with the Company, have the right to include securities of the Company in the Registration (only to the extent such rights are senior to or pari passu with the Investor’s registration rights) are first entirely excluded from the underwriting. No Registrable Securities or other securities excluded from the underwriting by reason of this Section 2.3(b)(iii) will be included in the Registration Statement.
                    (iv) Withdrawal in Piggyback Registration. In the event (i) the number of the Registrable Securities included in any such underwriting is reduced pursuant to Section 2.3(b)(ii) to less than sixty percent (60%) of the number of the Registrable Securities requested to be included by the Investor, or (ii) the Investor disapproves of the terms of the underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the Underwriters’ Representative proposing to distribute its securities through the underwriting; provided that, in the case of clause (ii), notice of withdrawal is delivered to the Company by the later of (A) fifteen (15) days prior to the effective date of the Registration Statement, or (B) five (5) Business Days from the date the terms of the underwriting are determined and communicated to the Investor in writing. Any Registrable Securities or other securities excluded or withdrawn from the underwriting will be withdrawn from the Registration.
                    (v) Right to Terminate Registration. The Company will have the right to terminate or withdraw any Registration initiated by it under this Section 2.3 prior to the effectiveness of such Registration whether or not the Investor has elected to include securities in such Registration. The Registration Expenses of such withdrawn Registration will be borne by the Company in accordance with Section 2.4 hereof.
          2.4 Expenses of Registration. All Registration Expenses incurred in connection with each of the Registrations pursuant to Section 2.2(a) and the unlimited Registrations pursuant to Sections 2.2(b) and 2.3 will be borne by the Company; provided, however, that should the Investor withdraw from Registration pursuant to clause (ii) of Section 2.2(e)(iv) or clause (ii) of Section 2.3(b)(iv), the Investor will bear such Registration Expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn Registration. All Selling Expenses will be borne by the holders of the securities Registered pro rata on the basis of the number of securities so Registered.
          2.5 Subsequent Registration Rights. The Company will not, without the prior written consent of the Investor, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant registration rights to such holder that are or would be senior in priority to or pari passu with the rights of the Investor pursuant to Sections 2.2-2.4 of this Agreement.

          2.6 Registration Procedures and Obligations. Whenever required under this Agreement to effect the Registration of any Registrable Securities, the Company will, as expeditiously as reasonably possible:
               (a) (i) prepare and file a Registration Statement with the Commission which (x) will be available for the sale or exchange of the Registrable Securities in accordance with the intended method or methods of distribution by the Investor, and (y) will comply as to form with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith and all other information reasonably requested by the Underwriters’ Representative to be included therein, (ii) use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for up to one hundred twenty (120) days or, if earlier, until the Investor has completed the distribution thereto (the “Applicable Period”), (iii) use its commercially reasonable efforts not to take any action that would cause a Registration Statement to contain a material misstatement or omission or to be not effective and usable for resale of the Registrable Securities during the period that such Registration Statement is required to be effective and usable, and (iv) cause each Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of such Registration Statement, related Prospectus, amendment or supplement (A) to comply in all material respects with any requirements of the Securities Act, and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
               (b) subject to Section 2.6(a), prepare and file with the Commission such amendments and post-effective amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the Applicable Period; cause each such Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by each Registration Statement during the Applicable Period in accordance with the intended method or methods of distribution by the Investor, as set forth in such Registration Statement;
               (c) furnish to the Investor (in the event Registrable Securities are being Registered) and to each underwriter of an underwritten offering of the Registrable Securities, if any, without charge, as many copies of each Prospectus, including, without limitation, each preliminary Prospectus, each free-writing Prospectus and any amendment or supplement thereto and such other documents as the Investor or underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities; the Company hereby consents to the use of the Prospectus, including, each preliminary Prospectus and each free-writing Prospectus, by the Investor and each underwriter of an underwritten offering of the Registrable Securities, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary Prospectus or the free-writing Prospectus, as applicable; provided, however, that upon receipt of any written certificates or notifications as set forth in Sections 2.2(c)(ii), 2.6(e)(ii) or 2.6(e)(iii), the Investor agrees to immediately suspend its use of the documents referenced in this Section 2.6(c); provided further that if at the time it receives such notice the Investor is a party to a contract or agreement of sale with respect to Registrable Securities covered by the Registration Statement to which such Prospectus relates, the Company will indemnify, hold harmless and reimburse the Investor for all fees, costs and expenses incurred by the Investor in connection with the termination or breach of any such agreement or contract unless the basis for the delivery of the certificate or notification is a matter for which the Company would be indemnified by the Investor under Section 2.8(b);
               (d) (i) subject to Section 2.2(f), use its commercially reasonable efforts to Register or qualify the Registrable Securities, no later than the time the applicable Registration Statement is declared effective by the Commission, under all applicable state securities or Blue Sky laws of such jurisdictions as the Independent Directors determine (taking into consideration such jurisdictions as each underwriter, if any, or the Investor, may reasonably request); (ii) use its commercially reasonable efforts to keep each such Registration or qualification effective during the Applicable Period; and (iii) do other acts and things that are necessary to enable each such underwriter, if any, and the Investor to consummate the disposition in each such jurisdiction of such Registrable Securities requested to be Registered by the Investor; provided, however, that the Company will not be subject to taxation in, obligated to qualify to do business in or be required to file a general consent to service of process in any such state or jurisdiction, unless the Company is already subject to taxation, is already qualified to do business in or is subject to service of process in such jurisdiction and except as may be required by the Securities Act or the listing rules of the relevant stock exchange on which the Registrable Securities are being proposed to be listed;
               (e) notify the Investor promptly (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) in writing of the issuance by the Commission or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, and (iii) in writing of the happening of any event during the period a Registration Statement is effective that results in such Registration Statement or the related Prospectus containing any untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein not misleading. All notices to the Investor under this Section 2.6(e) will be deemed effective immediately upon the Investor’s receipt thereof;
               (f) furnish to counsel(s) for each such underwriter, if any, and for the Investor, copies of any request by the Commission or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information;
               (g) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement as soon as reasonably practicable;
               (h) upon request, furnish to the Underwriters’ Representative of a Public Offering of the Registrable Securities, if any, without charge, at least one signed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to the Investor, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

               (i) cooperate with the Investor and the Underwriters’ Representative of a Public Offering of the Registrable Securities, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the Investor or the Underwriters’ Representative of a Public Offering of the Registrable Securities, if any, may reasonably request at least seven (7) days prior to any sale of the Registrable Securities;
               (j) upon the occurrence of any event contemplated by Section 2.6(e)(iii), use its commercially reasonable efforts to prepare a supplement or post-effective amendment to a Registration Statement or the related Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
               (k) enter into customary agreements (including, in the case of a Public Offering, underwriting agreements in customary form) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith, including, if applicable:
                    (i) make such representations and warranties to the underwriters of such Registrable Securities, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;
                    (ii) request opinions of counsels to the Company and updates thereof (which counsels and opinions (in form, scope and substance) will be reasonably satisfactory to the Underwriters’ Representative, if any) addressed to the underwriters, if any, covering the matters customarily covered in opinions requested in similar underwritten offerings and such other matters as may be reasonably requested by the underwriters;
                    (iii) obtain “comfort” letters and updates thereof from the Company’s independent certified public accountants addressed to the underwriters, if any, which letters will be customary in form and will cover matters of the type customarily covered in “comfort” letters to underwriters in connection with firm commitment underwritten offerings;
                    (iv) to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the Investor providing for, among other things, the appointment of such representative as agent for the Investor for the purpose of soliciting purchases of the Registrable Securities, which agreement will be customary in form, substance and scope and will contain customary representations, warranties and covenants; and
                    (v) deliver such customary documents and certificates as may be reasonably requested by the Underwriters’ Representative, if any.

If and as applicable, the above will be done (i) at the effectiveness of such Registration Statement (and each post-effective amendment thereto) in connection with any Registration, and (ii) at each closing under any underwriting or similar agreement as and to the extent required thereunder;
               (l) in connection with any due diligence investigation by any underwriter in an underwritten offering, make available for inspection by representatives of such underwriters, all relevant financial and other records, pertinent corporate documents and properties of the Company and cause the officers, directors and employees of the Company to supply all information reasonably requested by any such representative in connection with a Registration Statement;
               (m) within a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus, provide copies of such document to the Investor and to counsel to the Investor and to the underwriter or underwriters of a Public Offering of the Registrable Securities, if any; fairly consider such reasonable changes in any such document prior to or after the filing thereof as the counsel to the Investor or the underwriter or the underwriters may request; and make such of the representatives of the Company as will be reasonably requested by the Investor or any underwriter available for discussion of such document;
               (n) cause all Registrable Securities to be qualified for inclusion in or listed on any national securities exchange on which securities of the same class issued by the Company are then so qualified or listed if so requested by the Investor, or if so requested by the underwriter or underwriters of a Public Offering of the Registrable Securities, if any;
               (o) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, including making available to its security holders an earnings statement covering at least twelve (12) months that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158;
               (p) cooperate and assist in any filings required to be made with FINRA; and
               (q) use all commercially reasonable efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including, as applicable, holding meetings with potential investors and taking such other actions as will be determined reasonably necessary by the Independent Directors after consultation with the Investor or the lead managing underwriter of an underwritten offering, as applicable.
          2.7 Investor Obligations. In the event Registrable Securities are being included in a Registration, the Investor agrees, as a condition to the Registration obligations with respect to the Investor provided herein, to:
               (a) Furnish to the Company such information regarding the Investor required to be included in the Registration Statement, the ownership of the Registrable Securities by the Investor and the proposed distribution by the Investor of such Registrable Securities as the Company may from time to time reasonably request in writing. The Investor agrees that the

Company may exclude from Registration the Registrable Securities of the Investor if the Investor unreasonably fails to furnish such information within a reasonable time after receiving such request; and
               (b) If requested by the Company and the Underwriters’ Representative (if any) in connection with such offering, the Investor will enter into a customary lock-up agreement with the Company or the Underwriters’ Representative, as applicable, on terms mutually agreed to by (i) the Company or the Underwriters’ Representative, on the one hand, and (ii) the Investor, on the other hand; provided that (y) the term of the lock-up agreement will not exceed ninety (90) days following the closing of such offering; and (z) each officer or director of the Company who Beneficially Owns at least one percent (1%) of the outstanding Ordinary Shares and Share Equivalents executes a lock-up agreement with the Company or the Underwriters’ Representative, as applicable, on substantially the same terms as the Investor’s lock-up agreement.
          2.8 Indemnification; Contribution.
               (a) Company’s Indemnification of the Investor. To the extent permitted by law, the Company will indemnify the Investor, each of its officers, directors, partners and each Person controlling (as used and construed under Rule 405) the Investor, with respect to which Registration, qualification or compliance of the Registrable Securities effected pursuant to this Agreement, and each underwriter, if any, and each of its officers, directors, partners and each Person who controls (as used and construed under Rule 405) any underwriter against all claims, losses, damages, liabilities or actions in respect thereof (collectively, “Damages”): to the extent the Damages arise out of or are based upon (i) any untrue statement (or alleged untrue statement) of a material fact contained in any Registration Statement, Prospectus or other document incident to any Registration, qualification or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary in order to make the statements made therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, or (iii) any violation by the Company (or alleged violation) of any rule or regulation promulgated under the Securities Act, the Exchange Act, applicable Blue Sky laws or other applicable laws in the jurisdiction other than the United States in which the Registration occurred, applicable to the Company and relating to any action or inaction required of the Company in connection with any Registration, qualification or compliance. In accordance with the indemnity provided in this Section 2.8(a), Company will reimburse the Investor, each underwriter, if any, each of their respective officers, directors, partners, and each Person who controls (as used and construed under Rule 405) the Investor or underwriter, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the indemnity contained in this Section 2.8(a) will not apply to amounts paid in settlement of any Damages if settlement is effected without the consent of the Company (which consent will not unreasonably be withheld, conditioned or delayed); and provided further that the Company will not be liable in any case to the extent that any Damages arise out of or are based upon any untrue statement (or alleged untrue statement) or omission (or alleged omission) that is made in such Registration Statement, Prospectus or other document in reliance upon and in conformity with written information provided to the Company by the Investor for use in connection with the offering of securities of the Company or for breach by the Investor of Section 2.6(c).
               (b) Investor’s Indemnification of Company. To the extent permitted by law, the Investor will, if the Registrable Securities held by the Investor are included in the securities as to which Registration, qualification or, compliance is being effected pursuant to this Agreement, indemnify the Company, each of its directors and officers, each legal counsel and independent accountant of the Company, each underwriter, if any, of the Company’s securities covered by the Registration Statement, each Person who controls (as used and construed under Rule 405) the Company or underwriter within the meaning of the Securities Act (collectively, “Other Indemnitees”), against all Damages arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in such Registration Statement, Prospectus or other document incident to any Registration, qualification or compliance, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary in order to make the statements made therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, or any violation (or alleged violation) by the Investor of any rule or regulation promulgated under the Securities Act, the Exchange Act, applicable Blue Sky laws or other applicable laws in the jurisdiction other than the United States in which the Registration occurred, applicable to the Investor and relating to any action or inaction required of the Investor in connection with any Registration, qualification or compliance, and will reimburse Other Indemnitees for any legal and any other expenses reasonably incurred in connection with investigating or defending any claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that the untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus or other document in reliance upon and in conformity with written information provided to the Company by the Investor in writing and stated to be specifically for use in connection with the offering of securities of the Company or for breach by the Investor of Section 2.6(c); provided, however, that the indemnity contained in this Section 2.8(b) will not apply to amounts paid in settlement of any Damages if settlement is effected without the consent of the Investor (which consent will not be unreasonably withheld, conditioned or delayed).
               (c) Indemnification Procedure. Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action, the indemnified party will, if a claim is to be made against an indemnifying party under this Section 2.8, notify the indemnifying party in writing of the commencement thereof and generally summarize the action. The indemnifying party will have the right to participate in and to assume the defense of that claim; provided, however, that the indemnifying party will be entitled to select counsel for the defense of the claim with the approval of any parties entitled to indemnification, which approval will not be unreasonably withheld; provided further, however, that if either party reasonably determines that there may be a conflict between the position of the Company and the Investor in conducting the defense of the Proceeding by reason of recognized claims for indemnity under this Section 2.8, then the party who did not select counsel pursuant to the above provisions will be entitled to select its own separate counsel to participate, but not control the defense of such claim(s), and the indemnifying party agrees to cooperate in good faith with such separate counsel and take into account in good faith the input of such separate counsel in light of such conflicts. The failure to notify an indemnifying party promptly of the commencement of any action, if prejudicial to the ability of the indemnifying party to defend the action, will relieve the indemnifying party, to the extent so prejudiced, of any liability to the indemnified party under this Section 2.8, but the omission to notify the indemnifying party will not relieve the party of any liability that the party may have to any indemnified party otherwise than under this Section 2.8.
               (d) Contribution. If the indemnification provided for in this Section 2.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Damages, then the indemnifying party, in lieu of indemnifying the indemnified party hereunder, will contribute to the amount paid or payable by the indemnified party as a result of those Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions that resulted in Damages, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the statement or omission.
               (e) Conflicts. Notwithstanding the foregoing, to the extent that provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement will control.
               (f) Survival of Obligations. The obligations of the Company and the Investor under this Section 2.8 will survive the completion of any offering of the Registrable Securities in a Registration Statement under this Agreement or otherwise.
          2.9 Reports Under the Exchange Act. With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit the Investor to sell securities of the Company to the public without Registration or pursuant to a Registration on Form F-3, the Company agrees to use its commercially reasonable efforts to:
               (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times;
               (b) take all commercially reasonable action necessary to enable the Investor to utilize Form F-3 for the sale of its Registrable Securities;
               (c) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;
               (d) furnish to the Investor, so long as the Investor owns any Registrable Securities, as soon as reasonably practicable upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and any other reports and documents filed by the Company; and (iii) any other information as may be reasonably requested in availing the Investor of any rule or regulation of the Commission which permits the selling of any securities without Registration or pursuant to Form F-3; and
               (e) for a Registration in a jurisdiction other than the United States, take actions similar to those set forth in Sections 2.9(a), (b), (c) and (d) with a view to making, available to the Investor the benefits of the corresponding provision or provisions of that jurisdiction’s securities laws.
          2.10 Existing Registration Rights. The Parties acknowledge and agree that certain Persons hold registration rights with respect to Ordinary Shares under that certain Registration Rights Agreement, dated as of June 27, 2006, by and among the Company and the parties thereto (the “Prior Registration Rights Agreement”).
ARTICLE III
OTHER AGREEMENTS
          3.1 Preemptive Rights.
               (a) Following the Closing, in the event the Company proposes to sell and issue any Ordinary Shares or Share Equivalents, other than Excluded Securities (the “Offered Securities”), the Investor will have a right to purchase from the Company the Investor’s Pro Rata Share, up to the Maximum Amount (such amount, the “Eligible Amount”). The Investor’s “Pro Rata Share” is the number of Offered Securities equal to the product obtained by multiplying (A) the Offered Securities by (B) the Beneficial Ownership Percentage as of immediately prior to the issuance of such Offered Securities, rounded up to the nearest whole Offered Security. The “Maximum Amount” is the maximum number of Offered Securities issuable to the Investor pursuant to its Pro Rata Share that, when issued to the Investor, (i) provided any Notes are outstanding, would not constitute a Make-Whole Change in Control, or (ii) would not constitute “change in control,” as such term is defined in the Indenture as of the date of this Agreement (whether or not the Indenture is outstanding), in the case of clauses (i) and (ii), after giving effect to any waivers and/or consents that are obtained with respect thereto.
               (b) If the Company proposes to issue any Offered Securities, it will give the Investor written notice of its intention, describing each of the Offered Securities, the price or the formula for determining the price of the same (provided that if a price range is provided the low end of the price range will be no less than the amount equal to eighty percent (80%) of the high end of such range, and provided, further, that, should the high end price in such range be less than Ten Dollars ($10) per American Depositary Share, the difference between the high end of the price range and the low end of the price range may be up to Two Dollars ($2)), a summary of the material terms and conditions upon which the Company proposes to sell and issue the same, whether such offering will be registered with the Commission or effected pursuant to an exemption from registration, and the expected timing of the proposed offering (the “Company Notice”). The Investor will have ten (10) Business Days from the receipt of the Company Notice (the “Notice Deadline”) to notify the Company whether it will purchase all, or less than all, of its Eligible Amount for the price and upon the terms and conditions specified in the Company Notice by giving written notice to the Company and stating therein the quantity of the Offered Securities elected to be purchased, up to its Eligible Amount.
               (c) Subject to the Investor’s purchase right described above, the Company will have sixty (60) days from the date of the Notice Deadline to execute the purchase agreement or underwriting agreement (as applicable) and an additional sixty (60) days in which to consummate the sale of the Offered Securities in respect of which the Investor’s rights were not exercised, at a price not lower, on terms and conditions no less favorable in the aggregate to the Company, and upon terms and conditions not more favorable in the aggregate to the purchaser(s) or underwriter(s) (as the case may be) thereof, than specified in the Company Notice. If the Company has not sold such Offered Securities within such period, the Company will not thereafter issue or sell any Offered Securities without first offering such securities to the Investor in the manner provided above. Notwithstanding the foregoing, in connection with an underwritten public offering, if the underwriter(s) advise the Board in writing (upon reasonable book-building efforts) that a lower price would achieve a larger, successful offering, and the pricing committee (which will include an Investor Director), of such offering approves such pricing, then the Company may proceed with such offering without having to reoffer the Offered Securities to the Investor pursuant to this Section 3.1; provided that if such pricing is more than five percent (5%) less than the price (or the low-point of the pricing range if a range is provided in the Company Notice) in the Company Notice, then the Company must notify the Investor of such lower price and, in lieu of the other notice periods set forth in this Section 3.1, (a) provided such pricing is no more than fifteen percent (15%) less than the price (or the low-point of the pricing range if a range is provided in the Company Notice), the Investor will have six (6) hours from the time of receipt of such notification to notify the Company if it will purchase all, or less than all, of its Eligible Amount at such lower price; and (b) if such pricing is more than fifteen percent (15%) less than the price (or the low-point of the pricing range if a range is provided), then the Investor will have three (3) Business Days from the date of receipt of such notification to notify the Company if it will purchase all, or less than all, of its Eligible Amount at such lower price.
               (d) If the Investor exercises its purchase rights hereunder in connection with an underwritten public offering, then contemporaneously with the execution of any underwriting agreement or purchase agreement entered into between the Company and the underwriters or initial purchasers of such underwritten public offering, the Investor will, if it continues to wish to exercise its purchase rights with respect to such offering, enter into an instrument in form and substance reasonably satisfactory to the Company and the Investor acknowledging the Investor’s obligation to purchase the Offered Securities to be acquired by it and containing representations, warranties, closing conditions and agreements of the Investor that are customary in private placement transactions and, in any event, no less favorable to the Investor than the representations, warranties, closing conditions and agreements included in any underwriting or purchase agreement entered into by the Company in connection with such offering, and the failure to enter into such an instrument at or prior to such time will constitute a waiver of preemptive rights in respect of such offering; provided that the Investor’s instrument will automatically terminate upon the termination of the underwriting or purchase agreement entered into by the Company. Any offers and sales pursuant to this Section 3.1 in the context of a registered public offering will be also conditioned on reasonably acceptable representations and warranties of the Investor regarding its status as the type of offeree to whom a private sale can be made concurrently with a registered offering in compliance with applicable securities laws.
               (e) For the avoidance of doubt, except as expressly set forth in the Purchase Agreement, neither the Investor nor any of the Investor’s Affiliates are under any obligation to purchase any securities of the Company or to provide any financing to the Company.
          3.2 Board of Directors; Committees.
               (a) Board.
                    (i) From and after the Closing, the Company will take all appropriate action to establish and maintain the size of (i) the Board at seven (7) members, and (ii) each committee and subcommittee of the Board (each, a “Committee” and, collectively, the “Committees”) at three (3) members. Further, from and after the Closing, the Company will maintain an Audit Committee (the “Audit Committee”), a Corporate Governance and Nominating Committee (the “Nominating Committee”) and a Compensation Committee (the Compensation Committee”) of the Board, the duties and composition of which will be in accordance with (A) Commission rules, (B) the Nasdaq Marketplace Rules, and (C) each such Committee’s charter and adopting resolutions in effect as of the date of the Purchase Agreement, and as may be amended by the Board. Effective as of the Closing, the members of the Board will be the individuals set forth on Exhibit A attached hereto.
                    (ii) For so long as the Beneficial Ownership Percentage is (i) at least forty percent (40%), three (3) of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board; (ii) at least twenty-five percent (25%), but less than forty percent (40%), two (2) of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board; and (iii) at least ten percent (10%), but less than twenty-five percent (25%), one (1) of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as a member of the Board (each, an “Investor Director”). Each Investor Director must be eligible to serve on a U.S.-company board of directors under applicable Law, Commission rules, the Nasdaq Marketplace Rules and the nomination criteria policies of the Nominating Committee in effect as of the date of the Purchase Agreement (the “Policies”), and as may be amended by the Board (including at least one (1) Investor Director). The Company represents and warrants to the Investor that the Company has provided the Investor with physical copies of all Policies. The Chairperson of the Board will be an Investor Director; provided that the Chairperson will not be an employee of the Company. Neither Party will take any action reasonably intended to adversely affect the likelihood of any of the Investor Directors or the Independent Directors being elected to, or being removed from, the Board, subject to applicable law and corporate governance principles or policies of the Company.
                    (iii) Each member of the Board who is not an Investor Director will meet the definition of “independent director,” as defined under Nasdaq Marketplace Rule 5605(a)(2) (each, an “Independent Director” and, collectively, the “Independent Directors”). The Nominating Committee will solicit input from the Investor, and take such input into consideration in good faith, prior to nominating any Independent Director, with the goal of achieving a consensus among the members of the Nominating Committee, including the Investor Directors (it being understood that consensus is not required for the Nominating Committee to select any or all of the Independent Directors for nomination to the Board). Provided that the Company has complied with its obligations under this Section 3.2(a)(iii), at every meeting (or action by written consent, if applicable) of the shareholders of the Company called, and at every postponement or adjournment thereof, the Investor agrees (a) to, and to cause each of its Affiliates to, vote any and all Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) Beneficially Owned by it or them in the manner recommended by the Nominating Committee with respect to the election or removal of each Independent Director, and (b) that it will not formally propose alternative candidates for the seats held or to be held by the Independent Directors through the “proxy” process or initiate any “proxy” contests (as such term is used in the rules of the Commission) to remove such Independent Directors or take a similar action.
                    (iv) Each member of the Board will be elected for a one (1) year term. At each annual meeting of the Company’s shareholders, members of the Board will be elected by the holders of the shares entitled to vote generally in the election of directors, to succeed those members of the Board whose terms are expiring. The Nominating Committee will nominate each Investor Director and each Independent Director for election (in case of the initial election of the Investor Director or the Independent Director) or re-election (including, in the case of the end of the term of the Investor Director or the Independent Director), as applicable, as a director of the Company as part of the slate proposed by the Company that is included in the proxy statement (or consent solicitation or similar document) of the Company relating to the election of the Company’s directors, and will provide the same level of support for each Investor Director and each Independent Director as the Company provides to other members of the Board or other persons standing for election as a director of the Company as part of a slate proposed by the Company. In the event that a vacancy is created on the Board at any time by the retirement, resignation, death, disability or removal (with or without cause) of an Investor Director or Independent Director, or the failure of an Investor Director or an Independent Director to be elected at a meeting of the shareholders of the Company, (a) the Board will not reduce the number of directorships to eliminate the vacancy created thereby, (b) in the case of an Investor Director, a majority of the remaining Investor Directors serving on the Board may designate another person as an Investor Director to fill the vacancy created thereby (subject to the qualification requirements specified in Section 3.2(a)(ii)), (c) in the case of an Independent Director, a majority of the remaining Independent Directors serving on the Board may designate another person as an Independent Director to fill the vacancy created thereby (subject to the qualification requirements specified in Section 3.2(a)(iii)), and (d) the Company will take, at any time and from time to time, all actions necessary to fill the vacancy as provided in the foregoing.
                    (v) All meetings of the Board will require at least twenty-four (24) hours’ prior written notice to each member of the Board. Members of the Board will be permitted to participate in Board meetings in person, telephonically or by any other telecommunication means. In the event that no Investor Director is present at the inception of a scheduled meeting of the Board for which at least twenty-four (24) hours’ prior written notice has been given to each member of the Board, and at which a quorum is otherwise present, the Board will adjourn the meeting and, at the Board’s discretion, reconvene it at least twenty-four

(24) hours following the adjournment in order to give each Investor Director the opportunity to attend the meeting; provided that in the event an Investor Director fails to attend such reconvened meeting and a quorum is otherwise present, the meeting may proceed and action may be taken at such meeting.
                    (vi) Investor acknowledges and agrees that the election of the Investor Directors and the Independent Directors are in each case subject to the vote of the shareholders of the Company and, as such, the Company cannot guarantee the outcome of any such election.
                    (vii) For so long as the Beneficial Ownership Percentage is at least twenty-five percent (25%), the Company will not create, incur, assume or permit any Subsidiary to create, incur or assume any material amount of indebtedness for money borrowed without the prior consent of a majority of the Board, except that the Company will be permitted to draw down from existing credit facilities, rollover and/or renew the Company’s debt pursuant to bank borrowings (which, for purposes of clarification, does not include the Notes) with the same or different lenders.
               (b) Committees.
                    (i) For so long as the Beneficial Ownership Percentage is at least twenty-five percent (25%), at least one (1) Investor Director will be a member of each Committee other than (a) the Audit Committee, (b) the Compensation Committee, and (c) any other Committee, other than the Nominating Committee, that is required by rule or regulation of the Commission or Nasdaq to be comprised solely of “independent directors,” as defined under Nasdaq Marketplace Rule 5605(a)(2), after giving effect to the “exceptional and limited circumstances” exception under the Nasdaq Marketplace Rules (the Committees in clauses (a), (b) and (c), collectively, the “Excluded Committees”). For so long as the Beneficial Ownership Percentage is at least twenty-five percent (25%), the Company will elect to rely on the “home country” exception under Nasdaq Marketplace Rule 5615(a)(3) so as to allow one (1) Investor Director to serve on the Nominating Committee. For the avoidance of doubt, unless otherwise amended or revised in accordance with this Agreement, all other terms of the Policies, as set forth in Section 3.2(a)(ii), will remain unaffected by such election.
                    (ii) For so long as the Beneficial Ownership Percentage is at least twenty-five percent (25%), in the event that no Investor Director is serving on an individual Committee, whether pursuant to Section 3.2(b)(i) or otherwise, the Investor will be entitled to have one (1) Investor Director be an observer to each such Committee (each, a “Committee Observer”). Each Committee Observer will have the right to attend all meetings (whether such meetings are formal or informal (it being understood that informal conversations among some but not all of the Committee members that include discussions about relevant Committee matters will not be considered “informal” meetings), are convened in person, telephonically or by any other telecommunication means) of the Committee for which he or she has observation rights. Notwithstanding the foregoing, the Company reserves the right to exclude a Committee Observer from any portion of a meeting of a Committee, and to withhold access to any material or portion thereof provided to the members of such Committee, if the Independent Directors serving on such Committee (a) determine in good faith, in reliance upon the advice of the Company’s counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, or (b) determine in good faith that there exists a conflict of interest with respect to such Committee Observer and a particular matter or transaction under consideration by such Committee. No Committee Observer will (y) be included for purposes of determining a quorum at a meeting of any Committee for the transaction of business or otherwise, or (z) vote on any matter presented to or voted upon by such Committee.
                    (iii) All meetings of each Committee other than the Excluded Committees will require at least forty-eight (48) hours’ prior written notice to each member of such Committee and each Committee Observer with the right to attend the meetings of such Committee. Meetings can be held in person, telephonically or by any other telecommunication means. In the event that no Investor Director who is serving on a Committee with respect to such Committee is present at the inception of a scheduled meeting of the Committee for which at least forty-eight (48) hours’ prior written notice has been given to each Committee member, and at which a quorum is otherwise present, the Committee will adjourn the meeting and, at the Committee’s discretion, reconvene it at least twenty-four (24) hours following the adjournment in order to give each Investor Director the opportunity to attend the meeting; provided that in the event an Investor Director fails to attend such reconvened meeting and a quorum is otherwise present, the meeting may proceed and action may be taken at such meeting.
               (c) Information; Materials. The Company will provide each Investor Director with all notices, minutes, consents and other materials, financial or otherwise, that the Company provides to the other members of the Board and the Committees in their capacity as such, at the same time and in the same manner as such notices, minutes, consents and other materials are provided to the Independent Directors. The Investor will (and will cause each Investor Director and Committee Observer to) agree to treat all such information as “Confidential Information” in accordance with Section 3.10.
               (d) Reimbursement; Indemnification. The Company will reimburse each Investor Director for his or her out-of-pocket expenses incurred in connection with his or her participation as a member of the Board, as a member of a Committee in a manner consistent with the Company’s policies for reimbursing such expenses of the members of the Board. The Company will indemnify each Investor Director to the same extent it indemnifies its other directors pursuant to its Organizational Documents and applicable law.
               (e) Specific Approvals.
                    (i) The prior approval of a majority of the Independent Directors and a majority of the Investor Directors will be required to: (a) delist the American Depositary Shares from Nasdaq; (b) deregister the Ordinary Shares and American Depositary Shares of the Company under the Exchange Act; (c) apply for an exemption from any regulations of the Commission or Nasdaq (including, without limitation, the corporate governance requirements of the Nasdaq Marketplace Rules (5600 series)), except for any exemption relating to “controlled companies” pursuant to Nasdaq Marketplace Rule 5615; or (d) elect not to rely on the “home country” exception under Nasdaq Marketplace Rule 5615(a)(3) with respect to the eligibility of persons to serve on the Nominating Committee.

                    (ii) Any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act, will require the prior approval of the Audit Committee.
                    (iii) In the event any matter is presented to the Board for prior approval or determination and the Investor Directors have an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of the Independent Directors, the approval or determination with respect to such matter will be made by a majority of the Independent Directors. In the event any such matter is being presented to the Board by the Investor or the Investor Directors, the Investor or the Investor Directors will provide reasonable advance notice to the Board regarding any such matter and will not consult with management of the Company regarding such matter prior to the giving of such advance notice to the Board.
               (f) Subsidiaries. Promptly following the Closing, the Board or the Nominating Committee will review, consider and evaluate the membership on the boards of directors of each Subsidiary (each, a “Subsidiary Board”), and each of the committees thereof (each, a “Subsidiary Committee”), and, in connection therewith, the Board or the Nominating Committee, as applicable, will solicit input from the Investor, and take such input into consideration in good faith, in making changes to the membership of each such Subsidiary Board and Subsidiary Committee, with the goal of achieving a consensus among the members of the Board or the Nominating Committee, as applicable, including the Investor Directors (it being understood that consensus is not required for the Board or the Nominating Committee to select any or all of the members of any Subsidiary Board or Subsidiary Committee).
          3.3 Appointment of Executive Officers. Each member of the Board will have the right from time to time to propose to the Board, for the Board’s consideration, nominees for the executive officer positions of the Company, including the chief executive officer, president, chief technology officer, chief operating officer, chief financial officer, chief business development officer, head of operations and head of sales (or similar positions of each of the foregoing). Appointment or replacement of any such officer will be at the discretion of the Board; provided that the Board will consider in good faith the appointment of any person so proposed by such member of the Board.
          3.4 Director and Officer Insurance. The Company will maintain in full force and effect director and officer liability insurance covering the directors and officers of the Company with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s policies existing as of the date of this Agreement. The Company will use its commercially reasonable efforts to maintain the Company’s Organizational Documents to require the Company to indemnify its directors and officers to the fullest extent permitted by law.
          3.5 Investor Agreement. The Investor agrees that, for the period from the Closing to the date that is eighteen (18) months following the Closing (the “Period”), the Company will be the flagship ingot, wafer, cell and module manufacturing operation for the Investor’s solar business. After the end of the Period, the Investor and the Company will endeavor to negotiate a new agreement defining the role of the Company within the Investor’s solar-related activities. Each of the Company and the Investor agree to discuss and prepare in good faith a business and operation plan for making the Company the core operations of the Investor’s solar business, in accordance with the mission statement with respect to the Company that has been jointly prepared by the Company and the Investor.
          3.6 Protective Provisions. For so long as the Beneficial Ownership Percentage is at least twenty-five percent (25%), the Company will not, without the prior written consent of the Investor:
               (a) amend any of the Company’s Organizational Documents (except as provided in Section 3.11);
               (b) declare or pay any dividends, purchase, redeem, retire, or otherwise acquire for value any of its equity (or rights, options or warrants to purchase such equity) now or hereafter outstanding, return any capital to its shareholders as such, or make any distribution of assets to its shareholders as such; provided, however, that nothing herein contained will prevent the Company from retiring, repurchasing or otherwise acquiring Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents (x) pursuant to existing agreements or pursuant to future agreements approved by the Board (including at least one (1) Investor Director), or (y) any securities held by officers, employees, directors or consultants of the Company in which the Company has the option to retire, repurchase or otherwise acquire such shares upon the occurrence of certain events, including, without limitation, the termination of employment;
               (c) liquidate, dissolve or wind up the Company;
               (d) merge or consolidate, or engage in a consolidation or scheme of, the Company with another entity pursuant to which the holders of the Company’s voting equity securities as of immediately prior to the transaction own less than fifty percent (50%) of the voting securities of the surviving entity, except for a merger or consolidation effected solely for the purpose of changing the Company’s domicile or jurisdiction of incorporation or organization;
               (e) sell, lease, license or dispose of all or substantially all of the Company’s assets;
               (f) increase or decrease the authorized number of members of the Board;
               (g) enter into any business other than the solar-related business; or
               (h) amend the Notes or the Indenture.
          3.7 Standstill.
               (a) During the Restricted Period, unless (i) the Investor receives approval of a majority of the Independent Directors, or (ii) a bona-fide third party not directly or indirectly Affiliated or Associated with or acting at the direction or suggestion of the Investor (or is not otherwise a member of a Group with the Investor) has publicly announced an intention

(individually or with another Person other than the Investor or an Affiliate or Associate of the Investor or any Group member) to commence an offer to acquire control of a majority of the outstanding voting shares of the Company (a “Third Party Announcement”), none of the Investor, the Investor’s Affiliates or its or their directors, officers, employees, agents or advisors will, directly or indirectly:
                    (i) except pursuant to the Investor’s rights under Section 3.1, acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, (a) that number of securities or direct or indirect rights to acquire that number of securities of the Company or any Subsidiary that would result in a Beneficial Ownership Percentage of more than 49.99%, or (b) all or substantially all of the assets of the Company;
                    (ii) except as otherwise permitted under this Agreement, make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Commission) to vote any voting securities of the Company or any Subsidiary, or seek to advise or influence any Person with respect to the voting of any voting securities of the Company or any Subsidiary, except with respect to securities Beneficially Owned by the Investor or its Affiliates;
                    (iii) make any public announcement with respect to, or submit a proposal for or offer of (with or without conditions), any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any Subsidiary or any of its or their securities or assets, except for an offer or proposal that complies with Section 3.7(c);
                    (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act in connection with any of the foregoing, except with respect to an offer or proposal that complies with Section 3.7(c);
                    (v) request the Company, its Affiliates or any of its or their directors, officers, employees, agents or advisors, directly or indirectly, to amend or waive any provision of this Section 3.7(a) (including this sentence); or
                    (vi) take or cause to be taken any action in furtherance of any of the foregoing.
               (b) The Investor will promptly advise the Company of any inquiry or proposal made to the Investor with respect to any of the matters set forth under Section 3.7(a) during the Restricted Period.
               (c) After the Restricted Period, the Investor will not acquire, directly or indirectly, by purchase or otherwise, that number of securities of the Company that would result in a Beneficial Ownership Percentage of sixty-five percent (65%) or greater unless either (i) a Third Party Announcement has occurred, or (ii) the Investor acquires such securities pursuant to either, in the Investor’s sole discretion, (y) a tender or exchange offer to acquire all of the outstanding voting securities of the Company not Beneficially Owned by the Investor or

its Affiliates; provided that such offer is approved by the holders of a majority of the outstanding voting securities of the Company that are not Beneficially Owned by the Investor or its Affiliates, or (z) a merger or other negotiated transaction with the Company; provided that such merger or other negotiated transaction with the Company is approved by a majority of the Independent Directors and the holders of a majority of the outstanding voting securities of the Company that are not Beneficially Owned by the Investor or its Affiliates.
               (d) Notwithstanding Sections 3.7(a) or (c), in the event any of the Notes are outstanding, unless the Beneficial Ownership Percentage is at least sixty-five percent (65%), the Investor agrees (and will cause its Affiliates) not to take any action that would reasonably be expected to trigger a Make-Whole Change in Control.
          3.8 Transfer Restrictions.
               (a) During the Restricted Period, without the prior approval of a majority of the Independent Directors, the Investor will not, directly or indirectly (through the transfer of shares of any Person that holds, or controls any Person that holds, Ordinary Shares or Share Equivalents) make or solicit any Sale of, or create, incur or assume any Lien with respect to, any Ordinary Shares or Share Equivalents Beneficially Owned by the Investor, other than a Sale to an Affiliate of the Investor that is in compliance with the other terms of this Agreement.
               (b) Following the Restricted Period, the Investor will not effect any Sale(s) of any Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents in any twelve (12) month period which exceeds, in the aggregate, twenty-five percent (25%) of the total number of issued and outstanding Ordinary Shares (including Ordinary Shares represented by American Depositary Shares), other than any Sale to an Affiliate of the Investor, any Sale in a privately-negotiated transaction or any Sale in an underwritten public offering.
               (c) Each Party agrees that the Sale and Lien restrictions in this Agreement may not be avoided by the holding of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents directly or indirectly through a Person that can itself be sold in order to dispose of an interest in such Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents free of such restrictions. Any attempt not in compliance with this Agreement to make any Sale of, or create, incur or assume any Lien with respect to, any Ordinary Shares or Share Equivalents will be null and void and of no force and effect, the purported transferee will have no rights or privileges in or with respect to the Company, and the Company will not give any effect in the Company’s register of members to such attempted Sale or Lien.
               (d) The Company agrees that certificates evidencing the Registrable Securities, as applicable, will not contain any legend (i) while a Registration Statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Registrable Securities pursuant to and in compliance with Rule 144, or (iii) if such Registrable Securities are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Registrable Securities and without volume or manner-of-sale restrictions. The Company will request its counsel to issue a legal opinion to the Share Registrar promptly after the effective date of any Registration Statement if required by the Share Registrar to effect the removal of the legend hereunder. The Company agrees that following the effective date of any Registration Statement or at such time as such legend is no longer required under this Section 3.8(d), it will, as promptly as reasonably practicable following the delivery by the Investor to the Company or the Share Registrar of a certificate representing Registrable Securities issued with a restrictive legend (unless a delay is a result of a Force Majeure; provided that the Company continues to use commercially reasonable efforts to ultimately perform its obligations hereunder), deliver or cause to be delivered to the Investor a certificate representing such shares that is free from all restrictive and other legends.
               (e) Notwithstanding the foregoing provisions of this Section 3.8, the Company acknowledges and agrees that the Investor may, from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of its Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents to a financial institution that is an “accredited investor” as defined in Rule 501(a) and that agrees to be bound by the provisions of this Agreement, in each case, pursuant to a bona fide debt financing transaction for working capital purposes of the Investor.
          3.9 Non-Solicitation.
               (a) During the term of this Agreement and for a period of four (4) months thereafter, unless approved by the Board, the Investor will not directly or indirectly (through its Affiliates or otherwise): (i) induce, encourage or otherwise solicit any employee of any of the Company or its Subsidiaries to terminate his, her or its employment relationship with any the Company or its Subsidiaries, or (ii) induce, encourage or otherwise solicit any employee of any of the Company or its Subsidiaries to accept employment or a consulting engagement with any other entity during such employee’s employment with any of the Company or its Subsidiaries; provided, however, that this Section 3.9 will not (x) prohibit a general solicitation to the public of general advertising for employees so long as the advertising does not specifically target employees of any of the Company or its Subsidiaries, or (y) apply to any employee of the Company or its Subsidiaries whose employment terminated at least four (4) months prior to the commencement of any inducement, encouragement or solicitation by the Investor or its Affiliates.
               (b) It is the desire and intent of the Parties that the provisions of this Section 3.9 will be enforced to the fullest extent permissible under applicable Law. If any provision of this Section 3.9 or any part of any such provision is held under any circumstances to be invalid or unenforceable by any court of competent jurisdiction, then: (i) such provision or part thereof will, with respect to such circumstances and in such jurisdiction, be modified by such court to conform to applicable Laws so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction will not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (iii) the invalidity or unenforceability of such provision or part thereof will not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Section 3.9. Each provision of this Section 3.9 is separable from every other provision of this Section 3.9, and each part of each provision of this Section 3.9 is separable from every other part of such provision. The Investor acknowledges that the length, scope and coverage to which the restrictions imposed in the foregoing will apply are fair and reasonable and are reasonably required for the protection of the Company and its Subsidiaries.
          3.10 Confidential Information.
               (a) The Investor (i) will, and will cause its officers, directors, employees, attorneys, accountants, auditors and agents, to the extent such Persons have received any Confidential Information (as defined herein) (collectively, “Representatives”) and its Affiliates and their Representatives, to the extent such Persons have received any Confidential Information, to maintain in confidence the existence and terms of this Agreement and any and all confidential information of the Company or its Subsidiaries that is proprietary to the Company or its Subsidiaries, as applicable, or otherwise not available to the general public, including, but not limited to, information about properties, employees, finances, businesses and operations of the Company or its Subsidiaries and all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by the Investor or its Representatives which contain, reflect or are based upon, in whole or in part, the confidential information of the Company or its Subsidiaries furnished to or acquired by the Investor (“Confidential Information”); and (ii) will not disclose, and will cause its Representatives, its Investor Directors and their Representatives not to disclose, Confidential Information to any Person other than to the Company and its Subsidiaries, except only to the extent such disclosure is required by law or legal process (including, without limitation, pursuant to the rules or regulations of the Commission and pursuant to any listing agreement with, or the rules or regulations of, any national securities exchange on which any securities of Investor (or any Affiliate thereof) are listed or traded) in which event the Investor will so notify the Company as promptly as practicable (and, if permitted, prior to making such disclosure), and, if permitted, will seek confidential treatment of such information.
               (b) Notwithstanding Section 3.10(a):
                    (i) The Investor or any of its Representatives may disclose any Confidential Information for bona fide business purposes on a strict “need to know” basis to its Affiliates, its board of directors (or equivalent governing body), its Representatives and its lenders, provided that in each such case each such Person agrees to keep such Confidential Information confidential in the manner set forth in this Section 3.10.
                    (ii) The provisions of Section 3.10(a) will not apply to, and Confidential Information will not include:
                         (1) any information that is or has become generally available to the public other than as a result of a disclosure by the Investor or any Affiliate or Representative thereof in breach of any of the provisions of this Section 3.10;
                         (2) any information that has been independently developed by or on behalf of the Investor (or any Affiliate thereof) without violating any of the provisions of this Agreement or any other similar contract to which the Investor, or any Affiliate thereof or their respective Representatives, is bound; or
                         (3) any information made available to the Investor (or any Affiliate thereof), on a non-confidential basis by any third party who is not prohibited from disclosing such information to the Investor by a legal or contractual obligation to the Company or any of its Representatives.
               (c) The Investor agrees not to effect a Sale in any manner that would violate U.S. securities laws in respect of trading on the basis of material non-public information (it being understood that the Investor may not disclose such information in order to cause such information to be in the public domain).
               (d) The obligations of the Investor under this Section 3.10 will survive for a period of twelve (12) months following the term of this Agreement.
          3.11 Post-Closing Annual Meeting. In connection with the first annual meeting of the shareholders of the Company following the Closing Date (or any postponement or adjournment thereof), (a) the Company will propose (i) to increase the authorized share capital of the Company to 750,000,000 Ordinary Shares (ii) a slate of directors of the Company consisting of the individuals set forth on Exhibit A attached hereto, and (iii) that the Share Lending Agreement, the issuance of the Ordinary Shares to the Investor thereunder and the transfers contemplated thereunder, be approved, and (b) the Investor agrees to, and will cause each of its Affiliates to, vote any and all Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) Beneficially Owned by it or them to approve the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
          4.1 Company Representations and Warranties. The Company hereby represents and warrants to the Investor, as follows:
               (a) Authorization; Enforcement. The Company has the requisite corporate or company power and authority to enter into and to consummate the transactions contemplated under this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no further consent or action is required by the Company, the Board or the Company’s shareholders in connection herewith. This Agreement has been duly authorized and executed by the Company and is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

               (b) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s Organizational Documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary under or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, other than the registration rights under the Prior Registration Rights Agreement; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental or Regulatory Authority to which the Company or any Subsidiary is subject (including federal, state and foreign securities laws and regulations), or by which any property or asset of the Company or any Subsidiary is bound or affected.
          4.2 Investor Representations and Warranties. The Investor hereby represents and warrants to the Company, as follows:
               (a) Authorization; Enforcement. The Investor has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder; the execution and delivery of this Agreement and performance by the Investor of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Investor; and this Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against it in accordance with its terms, except: (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) insofar as indemnification and contribution provisions may be limited by applicable law.
               (b) No Conflicts. The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Investor’s or any of its subsidiary’s Organizational Documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Investor or any of its subsidiaries under or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing an Investor or subsidiary debt or otherwise) or other understanding to which the Investor or any subsidiary is a party or by which any property or asset of the Investor or any subsidiary is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental or Regulatory Authority to which the Investor or any subsidiary is subject

(including federal, state and foreign securities laws and regulations), or by which any property or asset of the Investor or any subsidiary is bound or affected.
ARTICLE V
MISCELLANEOUS
          5.1 Remedies. In the event of a breach by the Company or by the Investor of any of their obligations under this Agreement, the Investor or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights, injunctive relief and other equitable remedies under this Agreement. Each Party agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by either Party of any of the provisions of this Agreement and hereby further agrees, in the event of any action for specific performance, injunctive relief or other equitable remedies in respect of such breach, to waive and not assert the defense that a remedy at law would be adequate.
          5.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.
          5.3 Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived unless the same will be in writing and signed by each Party.
          5.4 Term. This Agreement will terminate on the earlier to occur of (a) the date the Company and the Investor agree in writing to terminate this Agreement, and (b) the first date on which the Beneficial Ownership Percentage is less than twenty-five percent (25%). Notwithstanding the foregoing, Sections 1.1, 2.8, 3.2(a)(ii), (iv), (v) and (vi), 3.4, 3.9 and 3.10 and this Article V will survive the termination of this Agreement for any reason, except that Sections 3.2(a)(ii), (iv), (v) and (vi) and 3.4 will terminate on the first date on which the Beneficial Ownership Percentage is less than ten percent (10%), all other provisions will terminate in accordance with their terms and Section 1.1 and this Article V will terminate when no other provisions are in effect.
          5.5 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be delivered as set forth in the Purchase Agreement.
          5.6 Successors and Assigns. This Agreement will inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the Investor. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          5.7 Assignment.
               (a) The Company may not assign its rights or obligations under this Agreement without the prior written consent of the Investor, except in connection with a merger, business combination, scheme, or sale of all or substantially all of the assets of the Company; provided that the successor, acquiror or assignee of the Company will expressly assume and agree in writing to be bound by all of the terms and conditions of this Agreement. No assignment will relieve the Company of its obligations under this Agreement or otherwise modify or amend any of the terms of this Agreement.
               (b) The rights of the Investor under this Agreement are not separately assignable from the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents. During the Restricted Period, the Investor may not assign any of its other rights or obligations under this Agreement to any Person other than an Affiliate of the Investor in connection with the Sale of Shares to such Affiliate without the prior consent of a majority of the Independent Directors. Following the Restricted Period, the rights of the Investor pursuant to Article II and Sections 3.1 and 3.2(a)(ii) may be assigned by the Investor to any transferee in connection with the Sale of Shares by the Investor in which such transferee acquires from the Investor that number of Share Equivalents equal to or greater than twenty-five percent (25%) of the Share Equivalents outstanding as of the date of such transfer or assignment. No assignment will relieve the Investor of its obligations under this Agreement or otherwise modify or amend any of the terms of this Agreement.
               (c) No permitted assignment of rights or obligations under this Agreement hereunder will be effective unless (i) the assignment is being made in connection with a Sale of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) or Share Equivalents made in compliance with this Agreement, (ii) the Investor agrees in writing with such Affiliates, the transferee or the assignee, as applicable, to assign such permitted rights and related obligations under this Agreement, and for such Affiliate, transferee or assignee, as applicable, to assume such obligations, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (iii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of the name and address of such Affiliate, transferee or assignee and the securities with respect to which such rights are being transferred or assigned, and (iv) such Affiliate, transferee or assignee agrees in writing, with a copy of such writing delivered to the Company, to be bound by all of the provisions contained herein.
          5.8 Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and, all of which taken together will constitute one and the same Agreement and will become effective when counterparts have been signed by each Party and delivered to each other Party, it being understood that both Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature will create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.
          5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the Parties will be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. All Proceedings arising out of or relating to this Agreement will be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Proceeding, such Proceeding will be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Proceeding arising out of or relating to this Agreement brought by either Party, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.
          5.10 Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the Parties hereby (a) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 5.10.
          5.11 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.
          5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein will remain in full force and effect and will in no way be affected, impaired or invalidated, and the Parties will use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
          5.13 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are in United States Dollars. All amounts denominated in other currencies will be converted into the United

States Dollar equivalent amount in accordance with the applicable exchange rate in effect on the date of calculation.
          5.14 Fees and Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such expenses.
          5.15 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to either Party, upon any breach, default or noncompliance by the other Party under this Agreement, will impair any such right, power or remedy, nor will it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.
          5.16 Interpretation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. When reference is made in this Agreement to an Article or a Section, such reference will be to an Article or Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against either Party. Whenever the context may require, any pronouns used in this Agreement will include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns will include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law, or to any regulation or rule, will be deemed also to refer to all rules and regulations promulgated thereunder as of the Closing, unless the context requires otherwise, and will include all amendments of the same and any successor or replacement statutes, laws and regulations. All references to agreements will mean such agreement as may be amended, restated or otherwise modified from time to time. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”
          5.17 Further Assurances. The Parties will execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby, to evidence the fulfillment of the agreements herein contained and to give practical effect to the intention of the Parties under this Agreement.
          5.18 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein will not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Shareholder Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMPANY:

SOLARFUN POWER HOLDINGS CO., LTD.

By:	/s/ Ping Peter Xie

Name: Ping Peter Xie
Title: President & CEO

INVESTOR:

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Jae Chun Song

Name: Jae Chun Song
Title: Director

Exhibit A
Directors
Individuals selected pursuant to Section 4.15 of the Purchase Agreement.